Exhibit 99.1

SOHU.COM REPORTS FOURTH QUARTER AND FISCAL YEAR 2024 UNAUDITED FINANCIAL RESULTS

BEIJING, February 18, 2025 –Sohu.com Limited (NASDAQ: SOHU) (“Sohu” or the “Company”), a leading Chinese online media platform and game business group, today reported unaudited financial results for the fourth quarter and fiscal year ended December 31, 2024.

Fourth Quarter Highlights

•	Total revenues were US$135 million, down 5% year-over-year and 11% quarter-over-quarter.

•	Brand advertising revenues were US$19 million, down 7% year-over-year and up 1% quarter-over-quarter.

•	Online game revenues were US$110 million, down 4% year-over-year and 14% quarter-over-quarter.

•	GAAP net loss attributable to Sohu.com Limited was US$21 million, compared with a net loss of US$13 million in the fourth quarter of 2023 and a net loss of US$16 million in the third quarter of 2024.

•

Non-GAAP[1] net loss attributable to Sohu.com Limited was US$15 million, compared with a net loss of US$11 million in the fourth quarter of 2023 and a net loss of US$12 million in the third quarter of 2024.

Fiscal Year 2024 Highlights2

•	Total revenues were US$598 million, flat compared with 2023.

•	Brand advertising revenues were US$73 million, down 17% compared with 2023.

•	Online game revenues were US$502 million, up 5% compared with 2023.

•	GAAP net loss attributable to Sohu.com Limited was US$100 million, compared with a net loss of US$66 million in 2023.

•	Non-GAAP net loss attributable to Sohu.com Limited was US$83 million, compared with a net loss of US$51 million in 2023.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “In the fourth quarter of 2024, our brand advertising revenues hit the high end of our previous guidance, while both our online game revenues and bottom line performance were much better than expected. For Sohu media platform, we continued to refine our products, optimized algorithms, and strictly controlled budgets. By integrating the advantages of the Sohu product matrix with our unique IPs and high energy events, we were able to promote the generation and social distribution of premium content, effectively enhance user experience to attract more users, and further unlock monetization potential. The online games business delivered solid performance, thanks to relentless efforts to produce high-quality new games and revitalize legacy games.”

Fourth Quarter Financial Results

Revenues

Total revenues were US$135 million, down 5% year-over-year and 11% quarter-over-quarter.

Brand advertising revenues were US$19 million, down 7% year-over-year and up 1% quarter-over-quarter.

Online game revenues were US$110 million, down 4% year-over-year and 14% quarter-over-quarter.

[1]

Non-GAAP results exclude share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; the impact of income tax related to changes in the fair value of the Company’s investments; and interest expense recognized in connection with the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “U.S. TCJA”). Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

[2]

The bankruptcy proceedings of Changyou’s wholly-owned subsidiary Shanghai Jingmao Culture Communication Co., Ltd. (“Shanghai Jingmao”), which operated Changyou’s cinema advertising business, were concluded by a Chinese mainland bankruptcy court in the third quarter of 2023. The Company recognized a US$35 million disposal gain within discontinued operations in the condensed consolidated statements of operations for the third quarter of 2023. Unless indicated otherwise, results presented in this press release are related to continuing operations only, and exclude the disposal gain related to Shanghai Jingmao.

Gross Margin

Both GAAP and non-GAAP gross margin were 73%, compared with 76% in the fourth quarter of 2023 and 74% in the third quarter of 2024.

Both GAAP and non-GAAP gross margin for the brand advertising business were 6%, compared with 16% in the fourth quarter of 2023 and 9% in the third quarter of 2024.

Both GAAP and non-GAAP gross margin for online games were 83%, compared with 87% in the fourth quarter of 2023 and 84% in the third quarter of 2024.

Operating Expenses

Both GAAP and non-GAAP operating expenses were US$123 million, down 8% year-over-year and 2% quarter-over-quarter. The year-over-year decrease was mainly due to a decrease in Changyou’s product development expenses.

Operating Loss

GAAP operating loss was US$25 million, compared with an operating loss of US$25 million in the fourth quarter of 2023 and an operating loss of US$13 million in the third quarter of 2024.

Non-GAAP operating loss was US$25 million, compared with an operating loss of US$26 million in the fourth quarter of 2023 and an operating loss of US$13 million in the third quarter of 2024.

Income Tax Expense

GAAP income tax expense was US$14 million, compared with income tax expense of US$14 million in the fourth quarter of 2023 and income tax expense of US$15 million in the third quarter of 2024.

Non-GAAP income tax expense was US$10 million, compared with income tax expense of US$10 million in the fourth quarter of 2023 and income tax expense of US$11 million in the third quarter of 2024.

Net Loss

GAAP net loss attributable to Sohu.com Limited was US$21 million, or a net loss of US$0.69 per fully-diluted American depositary share (“ADS,” each ADS representing one Sohu ordinary share), compared with a net loss of US$13 million in the fourth quarter of 2023 and a net loss of US$16 million in the third quarter of 2024.

Non-GAAP net loss attributable to Sohu.com Limited was US$15 million, or a net loss of US$0.49 per fully-diluted ADS, compared with a net loss of US$11 million in the fourth quarter of 2023 and a net loss of US$12 million in the third quarter of 2024.

Liquidity and Capital Resources

As of December 31, 2024, cash and cash equivalents, short-term investments and long-term time deposits totaled approximately US$1.2 billion.

Fiscal Year 2024 Financial Results

Revenues

Total revenues were US$598 million, flat compared with 2023.

Brand advertising revenues were US$73 million, down 17% compared with 2023.

Online game revenues were US$502 million, up 5% compared with 2023.

Gross Margin

Both GAAP and non-GAAP gross margin were 72%, compared with 76% in 2023.

Both GAAP and non-GAAP gross margin for the brand advertising business were 9%, compared with 20% in 2023.

Both GAAP and non-GAAP gross margin for online games were 82%, compared with 86% in 2023.

Operating Expenses

For 2024, both GAAP and non-GAAP operating expenses totaled US$542 million, flat compared with 2023.

Operating Loss

Both GAAP and non-GAAP operating loss were US$109 million, compared with an operating loss of US$87 million in 2023.

Income Tax Expense

GAAP income tax expense was US$52 million, compared with income tax expense of US$60 million in 2023.

Non-GAAP income tax expense was US$37 million, compared with income tax expense of US$48 million in 2023.

Net Loss

GAAP net loss attributable to Sohu.com Limited was US$100 million, or a net loss of US$3.13 per fully-diluted ADS, compared with a net loss of US$66 million in 2023.

Non-GAAP net loss attributable to Sohu.com Limited was US$83 million, or a net loss of US$2.60 per fully-diluted ADS, compared with a net loss of US$51 million in 2023.

Supplementary Information for Changyou Results3

Fourth Quarter 2024 Operating Results

•

For PC games, total average monthly active user accounts[4] (MAU) were 2.3 million, an increase of 2% year-over-year and 9% quarter-over-quarter. Total quarterly aggregate active paying accounts[5] (APA) were 1.0 million, an increase of 9% year-over-year and 14% quarter-over-quarter. The quarter-over-quarter increase in MAU, and the year-over-year and quarter-over-quarter increases in APA were mainly because the content updates that Changyou launched for TLBB PC during the quarter were well received by players.

•

For mobile games, total average MAU were 2.6 million, an increase of 53% year-over-year and a decrease of 20% quarter-over-quarter. Total quarterly APA were 0.4 million, an increase of 25% year-over-year and a decrease of 61% quarter-over-quarter. The year-over-year increases in MAU and APA were mainly from new games launched during recent quarters, including Journey Renewed: Fate Fantasy, which is the international version of New Westward Journey and was launched in Southeast Asia during the fourth quarter of 2024. The quarter-over-quarter decreases in MAU and APA were mainly due to the natural decline of New Westward Journey in the Chinese mainland market.

Fourth Quarter 2024 Unaudited Financial Results

Total revenues were US$111 million, a decrease of 5% year-over-year and 14% quarter-over-quarter. Online game revenues were US$110 million, a decrease of 4% year-over-year and 14% quarter-over-quarter. Online advertising revenues were US$1 million, a decrease of 29% year-over-year and 8% quarter-over-quarter.

Both GAAP and non-GAAP gross profit were US$92 million, compared with US$100 million for the fourth quarter of 2023 and US$108 million for the third quarter of 2024.

GAAP operating expenses were US$45 million, a decrease of 15% year-over-year and 2% quarter-over-quarter. The year-over-year decrease was mainly due to a decrease in outsourcing and licensing fees related to product development.

Non-GAAP operating expenses were US$44 million, a decrease of 17% year-over-year and 2% quarter-over-quarter.

GAAP operating profit was US$48 million, compared with US$48 million for the fourth quarter of 2023 and US$62 million for the third quarter of 2024.

Non-GAAP operating profit was US$48 million, compared with US$47 million for the fourth quarter of 2023 and US$62 million for the third quarter of 2024.

[3]	“Changyou Results” consist of the results of Changyou’s online game business and its 17173.com Website.
[4]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[5]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

Fiscal Year 2024 Unaudited Financial Results

Total revenues were US$506 million, an increase of 4% year-over-year. Online game revenues were US$502 million, an increase of 5% year-over-year. Online advertising revenues were US$4 million, a decrease of 25% year-over-year.

Both GAAP and non-GAAP gross profit were US$415 million, compared with US$418 million for 2023.

GAAP operating expenses were US$219 million, an increase of 1% year-over-year.

Non-GAAP operating expenses were US$219 million, an increase of 2% year-over-year.

GAAP operating profit was US$196 million, compared with US$202 million for 2023.

Non-GAAP operating profit was US$196 million, compared with US$203 million for 2023.

Recent Development

Under the previously-announced share repurchase program of up to US$150 million of the outstanding ADSs, Sohu had repurchased 4,180,158 ADSs for an aggregate cost of approximately US$52 million as of February 13, 2025.

Business Outlook

For the first quarter of 2025, Sohu estimates:

•	Brand advertising revenues to be between US$13 million and US$14 million; this implies an annual decrease of 13% to 19%, and a sequential decrease of 26% to 31%.

•	Online game revenues to be between US$105 million and US$115 million; this implies an annual decrease of 2% to 11%, and a sequential decrease of 4% to a sequential increase of 5%.

•	Non-GAAP net loss attributable to Sohu.com Limited to be between US$16 million and US$26 million; and GAAP net loss attributable to Sohu.com Limited to be between US$20 million and US$30 million.

For the first quarter 2025 guidance, the Company has adopted a presumed exchange rate of RMB7.18=US$1.00, as compared with the actual exchange rate of approximately RMB7.10=US$1.00 for the first quarter of 2024, and RMB7.15=US$1.00 for the fourth quarter of 2024.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit/(loss), net income/(loss), net income/(loss) attributable to Sohu.com Limited and diluted net income/(loss) attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; the impact of income tax related to changes in the fair value of the Company’s investments; and interest expense recognized in connection with the Toll Charge imposed by the U.S. TCJA. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; the impact of income tax related to changes in the fair value of the Company’s investments; and interest expense recognized in connection with the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments; the impact of income tax related to changes in the fair value of the Company’s investments; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments, and the impact of income tax related to changes in the fair value of the Company’s investments do not involve subsequent cash outflow or are reflected in the cash flows at the equity transaction level, Sohu does not factor in their impact when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments, the impact of income tax related to changes in the fair value of the Company’s investments, and interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit/(loss), net income/(loss), net income/(loss) attributable to Sohu.com Limited, and diluted net income/(loss) attributable to Sohu.com Limited per ADS excluding share-based compensation expense and interest expense recognized in connection with the Toll Charge is that share-based compensation expense and interest expense recognized in connection with the Toll Charge have been and can be expected to continue to be significant recurring expenses in Sohu’s business. It is also possible that changes in fair value recognized in the Company’s consolidated statements of operations with respect to the Company’s investments, and the impact of income tax related to changes in the fair value of the Company’s investments, will recur in the future. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported U.S. dollar results; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales and online games for its revenues; and the impact of the U.S. TCJA. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2023, and other filings with and information furnished to the U.S. Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 4:30 a.m. U.S. Eastern Time, February 18, 2025 (5:30 p.m. Beijing/Hong Kong time, February 18, 2025) following the quarterly results announcement. Participants can register for the conference call by clicking here, which will lead them to the conference registration website. Upon registration, participants will receive details for the conference call, including the dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s website at https://investors.sohu.com/

About Sohu

Sohu.com Limited (NASDAQ: SOHU) was established by Dr. Charles Zhang, one of China’s internet pioneers, in the 1990s. Sohu operates one of the leading Chinese online media platforms and also engages in the online game business in the Chinese mainland. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of Sohu News App, Sohu Video App, the mobile portal m.sohu.com, the PC portal www.sohu.com, and the online games platform www.changyou.com/en/.

As a mainstream media platform with social features, Sohu is indispensable to the daily life of millions of Chinese, providing to a vast number of users a network of web properties and community based products, which offer a broad array of content such as news, information, text, picture, video and live broadcasting. Sohu also attracts users to be highly engaged in content generation and distribution, and actively interact with each other on the platform. Sohu’s online game business is conducted by its subsidiary Changyou which develops and operates a diverse portfolio of PC and mobile games, such as the well-known Tian Long Ba Bu (“TLBB”) PC and Legacy TLBB Mobile.

For investor and media inquiries, please contact:

In China:

Ms. Huang, Pu

Sohu.com Limited

Tel:  +86 (10) 6272-6645

E-mail:  ir@contact.sohu.com

In the United States:

Ms. Bergkamp, Linda

Christensen

Tel:  +1 (480) 614-3004

E-mail:  linda.bergkamp@christensencomms.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2024	Sep. 30, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Revenues:
Brand advertising	$18,865	$18,677	$20,195	$73,465	$88,689
Online games	109,859	127,721	114,759	502,389	479,697
Others	5,960	5,594	6,405	22,545	32,286

Total revenues	134,684	151,992	141,359	598,399	600,672

Cost of revenues:
Brand advertising (includes share-based compensation expense of nil, nil, nil, $1, and $7, respectively)	17,787	17,040	16,966	66,579	71,103
Online games (includes share-based compensation expense of nil, nil, $-44, nil, and $10, respectively)	18,133	20,292	15,123	88,495	65,029
Others	1,113	2,283	1,733	10,759	9,625

Total cost of revenues	37,033	39,615	33,822	165,833	145,757

Gross profit	97,651	112,377	107,537	432,566	454,915
Operating expenses:
Product development (includes share-based compensation expense of nil, $6, $-572, $19, and $156, respectively)	61,584	62,231	69,553	255,233	279,842
Sales and marketing (includes share-based compensation expense of $-1, $9, $4, $22, and $26, respectively)	48,588	48,494	50,813	235,824	213,449
General and administrative (includes share-based compensation expense of $243, $29, $-393, $-72, and $509, respectively)	12,672	14,692	12,450	50,910	48,934

Total operating expenses	122,844	125,417	132,816	541,967	542,225

Operating loss	(25,193)	(13,040)	(25,279)	(109,401)	(87,310)
Other income, net	8,448	3,635	15,949	22,144	35,746
Interest income	8,632	9,074	11,578	38,625	45,222
Exchange difference	1,240	(988)	(823)	464	692

Income/(loss) before income tax expense	(6,873)	(1,319)	1,425	(48,168)	(5,650)
Income tax expense	14,387	15,028	14,044	52,070	60,420

Net loss from continuing operations	(21,260)	(16,347)	(12,619)	(100,238)	(66,070)
Net income from discontinued operations, net of tax [6]	—	—	—	—	35,426
Net loss	(21,260)	(16,347)	(12,619)	(100,238)	(30,644)

Less: Net income/(loss) from continuing operations attributable to the noncontrolling interest shareholders	31	—	(1)	31	(265)
Net loss from continuing operations attributable to Sohu.com Limited	(21,291)	(16,347)	(12,618)	(100,269)	(65,805)

Net income from discontinued operations attributable to Sohu.com Limited	—	—	—	—	35,426

Net loss attributable to Sohu.com Limited	(21,291)	(16,347)	(12,618)	(100,269)	(30,379)

Basic net loss from continuing operations per share/ADS attributable to Sohu.com Limited[7]	$(0.69)	$(0.52)	$(0.37)	(3.13)	$(1.93)

Basic net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—	$—	$—	—	$1.04

Basic net loss per share/ADS attributable to Sohu.com Limited	$(0.69)	$(0.52)	$(0.37)	(3.13)	$(0.89)

Shares/ADSs used in computing basic net income/(loss) per share/ADS attributable to Sohu.com Limited	30,799	31,729	34,061	32,009	34,109

Diluted net loss from continuing operations per share/ADS attributable to Sohu.com Limited	$(0.69)	$(0.52)	$(0.37)	(3.13)	$(1.93)

Diluted net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—	$—	$—	—	$1.04

Diluted net loss per share/ADS attributable to Sohu.com Limited	$(0.69)	$(0.52)	$(0.37)	(3.13)	$(0.89)

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	30,799	31,729	34,061	32,009	34,109

[6]	See Footnote 2.
[7]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Dec. 31, 2024	As of Dec. 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$159,927	$362,504
Restricted cash	—	3,184
Short-term investments	744,498	597,770
Accounts receivable, net	53,762	71,618
Prepaid and other current assets	83,575	81,971

Total current assets	1,041,762	1,117,047

Fixed assets, net	252,860	269,058
Goodwill	46,944	47,163
Long-term investments, net	43,120	45,198
Intangible assets, net	7,695	2,226
Long-term time deposits	331,290	388,613
Other assets	10,995	12,793

Total assets	$1,734,666	$1,882,098

LIABILITIES
Current liabilities:
Accounts payable	$36,043	$44,609
Accrued liabilities	97,138	103,779
Receipts in advance and deferred revenue	51,007	50,829
Accrued salary and benefits	47,232	50,330
Taxes payables	14,225	11,363
Other short-term liabilities	76,322	81,482

Total current liabilities	$321,967	$342,392

Long-term other payables	2,807	3,924
Long-term tax liabilities	485,545	474,374
Other long-term liabilities	1,659	2,130

Total long-term liabilities	$490,011	$480,428

Total liabilities	$811,978	$822,820

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	922,335	1,058,956
Noncontrolling interest	353	322

Total shareholders’ equity	$922,688	$1,059,278

Total liabilities and shareholders’ equity	$1,734,666	$1,882,098

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Dec. 31, 2024					Three Months Ended Sep. 30, 2024					Three Months Ended Dec. 31, 2023
	GAAP	Non-GAAP Adjustment			Non- GAAP	GAAP	Non-GAAP Adjustment			Non- GAAP	GAAP	Non-GAAP Adjustment			Non- GAAP
		—	(a	)			—	(a	)			—	(a	)

Brand advertising gross profit	$1,078	$—			$1,078	$1,637	$—			$1,637	$3,229	$—			$3,229

Brand advertising gross margin	6%				6%	9%				9%	16%				16%

		—	(a	)			—	(a	)			(44)	(a	)

Online games gross profit	$91,726	$—			$91,726	$107,429	$—			$107,429	$99,636	$(44)			$99,592

Online games gross margin	83%				83%	84%				84%	87%				87%

		—	(a	)			—	(a	)			—	(a	)

Others gross profit	$4,847	$—			$4,847	$3,311	$—			$3,311	$4,672	$—			$4,672

Others gross margin	81%				81%	59%				59%	73%				73%

		—	(a	)			—	(a	)			(44)	(a	)

Gross profit	$97,651	$—			$97,651	$112,377	$—			$112,377	$107,537	$(44)			$107,493

Gross margin	73%				73%	74%				74%	76%				76%

Operating expenses	$122,844	$(242)	(a	)	$122,602	$125,417	$(44)	(a	)	$125,373	$132,816	$961	(a	)	$133,777

		242	(a	)			44	(a	)			(1,005)	(a	)

Operating loss	$(25,193)	$242			$(24,951)	$(13,040)	$44			$(12,996)	$(25,279)	$(1,005)			$(26,284)

Operating margin	-19%				-19%	-9%				-9%	-18%				-19%

Income tax expense	$14,387	$(3,961)	(c	)	$10,426	$15,028	$(3,883)	(c	)	$11,145	$14,044	$(3,667)	(c	)	$10,377

		242	(a	)			44	(a	)			(1,005)	(a	)
		2,087	(b	)			—					(827)	(b	)
		3,961	(c	)			3,883	(c	)			3,667	(c	)

Net loss before non-controlling interest	$(21,260)	$6,290			$(14,970)	$(16,347)	$3,927			$(12,420)	$(12,619)	$1,835			$(10,784)

		242	(a	)			44	(a	)			(1,005)	(a	)
		2,087	(b	)			—					(827)	(b	)
		3,961	(c	)			3,883	(c	)			3,667	(c	)

Net loss attributable to Sohu.com Limited for diluted net loss per share/ADS	$(21,291)	6,290			(15,001)	$(16,347)	3,927			(12,420)	$(12,618)	1,835			(10,783)

Diluted net loss per share/ADS attributable to Sohu.com Limited	$(0.69)				(0.49)	$(0.52)				(0.39)	$(0.37)				(0.32)

Shares/ADSs used in computing diluted net loss per share/ADS attributable to Sohu.com Limited	30,799				30,799	31,729				31,729	34,061				34,061

Note:

(a)	To eliminate the impact of share-based awards.

(b)	To adjust for changes in the fair value of the Company’s investments.

(c)	To adjust for the effect of the Toll Charge.

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATION MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Twelve Months Ended Dec. 31, 2024					Twelve Months Ended Dec. 31, 2023
	GAAP	Non-GAAP Adjustments			Non-GAAP	GAAP	Non-GAAP Adjustments			Non-GAAP
		1	(a	)			7	(a	)

Brand advertising gross profit	$6,886	$1			$6,887	$17,586	$7			$17,593

Brand advertising gross margin	9%				9%	20%				20%

		—	(a	)			10	(a	)

Online games gross profit	$413,894	$—			$413,894	$414,668	$10			$414,678

Online games gross margin	82%				82%	86%				86%

		—	(a	)			—	(a	)

Others gross profit	$11,786	$—			$11,786	$22,661	$—			$22,661

Others gross margin	52%				52%	70%				70%

		1	(a	)			17	(a	)

Gross profit	$432,566	$1			$432,567	$454,915	$17			$454,932

Gross margin	72%				72%	76%				76%

Operating expenses	$541,967	$31	(a	)	$541,998	$542,225	$(691)	(a	)	$541,534

		(30)	(a	)			708	(a	)

Operating loss	$(109,401)	$(30)			$(109,431)	$(87,310)	$708			$(86,602)

Operating margin	-18%				-18%	-15%				-14%

Income tax expense	$52,070	$(15,299)	(d	)	$36,771	$60,420	$(12,297)	(c,d	)	$48,123

		(30)	(a	)			708	(a	)
		1,820	(b	)			1,391	(b	)
		—					(555)	(c	)
		15,299	(d	)			12,852	(d	)

Net loss before non-controlling interest	$(100,238)	17,089			(83,149)	$(66,070)	$14,396			$(51,674)

		(30)	(a	)			708	(a	)
		1,820	(b	)			1,391	(b	)
		—					(555)	(c	)
		15,299	(d	)			12,852	(d	)

Net loss from continuing operations attributable to Sohu.com Limited for diluted net loss per share/ADS	$(100,269)	$17,089			$(83,180)	$(65,805)	$14,396			$(51,409)

Net income from discontinued operations attributable to Sohu.com Limited for diluted net income per share/ADS [9]	$—	—			—	$35,426	—			35,426

Net loss attributable to Sohu.com Limited for diluted net loss per share/ADS	$(100,269)	17,089			(83,180)	$(30,379)	14,396			(15,983)

Diluted net loss from continuing operations per share/ADS attributable to Sohu.com Limited	$(3.13)				$(2.60)	$(1.93)				$(1.51)

Diluted net income from discontinued operations per share/ADS attributable to Sohu.com Limited	$—				—	$1.04				1.04

Diluted net loss per share/ADS attributable to Sohu.com Limited.	$(3.13)				(2.60)	$(0.89)				(0.47)

Share/ADS used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	32,009				32,009	34,109				34,109

Note:

(a)	To eliminate the impact of share-based awards.

(b)	To adjust for changes in the fair value of the Company’s investments.

(c)	To adjust for the impact of income tax related to changes in the fair value of the Company’s investments.

(d)	To adjust for the effect of the U.S. TCJA.

[9]	See Footnote 2.